Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended
	June 30,	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$25,120	$60,438	$54,503	$43,054	$23,090	$26,196
Income tax expense	16,106	37,368	32,140	23,186	16,325	14,923
Equity in earnings of regional nuclear generating companies	(4)	(18)	(11)	(4)	(36)	(78)
Dividends received from regional equity investees	-	80	-	-	120	419
Fixed charges, as below	13,226	26,316	28,162	25,079	23,042	20,614
Less: Interest capitalized (including AFUDC)	(389)	(498)	(534)	(534)	(336)	(195)
Total earnings, as defined	$54,059	$123,686	$114,260	$90,781	$62,205	$61,879

Fixed charges, as defined:
Interest on long-term debt (a)	$12,165	$23,625	$23,462	$20,023	$17,988	$14,074
Interest on rate reduction bonds	-	177	1,229	2,335	3,372	4,335
Other interest (b)	188	1,049	1,943	1,254	479	877
Rental interest factor	484	967	994	933	867	1,133
Interest capitalized (including AFUDC)	389	498	534	534	336	195
Total fixed charges, as defined	$13,226	$26,316	$28,162	$25,079	$23,042	$20,614

Ratio of Earnings to Fixed Charges	4.09	4.70	4.06	3.62	2.70	3.00

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the year ended December 31, 2009, other interest includes interest related to accounting for uncertain tax positions.